U.S. SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, DC 20549

                         FORM 12b-25
                 NOTIFICATION OF LATE FILING

(CHECK ONE):

       [   ] Form 10-K and Form 10-KSB      [ ] Form 20-F
[ ] Form 11-K
       [X] Form 10-Q and Form 10-QSB      [ ] Form N-SAR

     For Period Ended: June 30, 2004
                         ------------------

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:
______________________________

If the notification relates to a portion of the filing
checked above, identify the item(s) to which the
notification relates:
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PART I--REGISTRANT INFORMATION
------------------------------------------------------------

NORTH AMERICAN LIABILITY GROUP, INC.
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     Full Name of Registrant

STANFIELD EDUCATIONAL ALTERNATIVES, INC.
------------------------------------------------------------
    (Former Name if Applicable)

2929 E. Commercial Blvd. Suite 610

------------------------------------------------------------
 Address of Principal Executive Office (Street and Number)

Fort Lauderdale, FL  33308
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     City, State and Zip Code


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------------------------------------------------------------
PART II--RULES 12b-25(b) AND (c)
------------------------------------------------------------
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a) The reasons described in reasonable detail in Part
III of this form
          could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report,
          transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
          10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]   (c) The accountant's statement or other exhibit
          required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
------------------------------------------------------------

Significant records necessary to complete the annual audit have just recently become available. Staff anticipates completing the audit within the next week.


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PART IV--OTHER INFORMATION
------------------------------------------------------------
(1) Name and telephone number of person to contact in regard to this notification

J. Bennett Grocock, Esq.               407          992-1101
--------------------------------    ----------  ------------------
        (Name)                      (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).

                                          [X] Yes     [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [ ] Yes     [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         NORTH AMERICAN LIABILITY GROUP, INC.
-----------------------------------------------------------
    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: 8/15/2004                   By: /s/Bradley Wilson
                                     ---------------------------
                                     Name: Bradley Wilson
                                     Title: President

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          Tedder, James, Worden & Associates, P.A.
              11 South Bumby Avenue, Suite 200
                      Orlando, FL 32803

                       August 14, 2004

The Board of Directors
NORTH AMERICAN
LIABILITY GROUP, INC.
11891 U.S. Highway 1, Suite 100
North Palm Beach, FL 33408


Dear Members of the Board:

     We are unable to conclude our review of the financial statements and other financial information of the Company by August 15, 2004. We are waiting on confirmations and other information from third parties, which we understand will be furnished to us next week. After receipt of this information, concluding our examination will take a short period of time.

If I can provide any additional information, please let me know.

Sincerely,


Tedder, James, Worden & Associates, P.A.


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